		Exhibit 12
Altria Group, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Nine Months Ended September 30, 2014	For the Three Months Ended September 30, 2014
Earnings before income taxes	$5,865	$2,114

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(757)	(330)
Dividends from less than 50% owned affiliates	346	346
Fixed charges	655	217
Interest capitalized, net of amortization	8	1
Earnings available for fixed charges	$6,117	$2,348

Fixed charges:
Interest incurred (1)	$643	$213
Portion of rent expense deemed to represent interest factor	12	4
Fixed charges	$655	$217

Ratio of earnings to fixed charges	9.3	10.8

(1) Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.

Altria Group, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings before income taxes	$6,942	$6,477	$5,582	$5,723	$4,877

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(993)	(1,229)	(741)	(631)	(601)
Dividends from less than 50% owned affiliates	443	404	374	303	254
Fixed charges	1,104	1,165	1,254	1,152	1,249
Interest capitalized, net of amortization	(7)	(4)	(2)	26	5
Earnings available for fixed charges	$7,489	$6,813	$6,467	$6,573	$5,784

Fixed charges:
Interest incurred (1)	$1,087	$1,148	$1,233	$1,133	$1,230
Portion of rent expense deemed to represent interest factor	17	17	21	19	19
Fixed charges	$1,104	$1,165	$1,254	$1,152	$1,249

Ratio of earnings to fixed charges	6.8	5.8	5.2	5.7	4.6

(1) Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.

2